JNL Series Trust 485BPOS

Exhibit 99.28(p)(34)

Policy Name:	Insider Trading & Securities Firewall Policy	Last Reviewed 10/31/2023

Related Regulations:	Investment Advisers Act of 1940, Section 204A

Related Policies:	BNY Mellon Market Abuse Policy I-A-040 BNY Mellon Information Barriers Policy I-A-046

Newton Investment Group (“Newton”) is comprised of Newton Investment Management North America, LLC (“NIMNA” or the “Firm”), Newton Investment Management Ltd. (“NIM”), and Newton Investment Management Japan Limited. (“NIMJ”). The Newton entities are each a subsidiary of The Bank of New York Mellon (“BNY Mellon”) and are therefore subject to its policies and procedures which may be mentioned throughout this policy. This policy is specific to NIMNA, however where Newton is referenced within the policy it should be viewed from the global perspective, unless otherwise noted.

Section 204A of the Investment Advisers Act of 1940, as amended, prohibits insider trading. While the law concerning insider trading is not static, it is understood generally that the law prohibits:

●	Trading by an insider, while in possession of material, non-public information;
●	Trading by a non-insider, while in possession of material non-public information, where the information either was disclosed to the non-insider in violation of an insider's duty to keep it confidential or was misappropriated; or
●	Communicating material non-public information to others.

It is the policy of NIMNA that it’s personnel may not affect transactions, either on their own behalf or on behalf of any other person or entity (including clients of Newton), in any securities with respect to which NIMNA or its personnel possesses material non-public information (“Inside Information” or “MNPI”), nor shall they communicate any such information to others except as is outlined below. Such trading is commonly known as “Insider Trading”.

What is Inside Information or “MNPI”?

It is crucial that all NIMNA employees are able to recognize Inside Information in order to comply with requirements applicable to it. Inside Information is information that is both material and non-public.

Information is “material” if there is a substantial likelihood that a reasonable investor would consider it important in deciding whether to buy, sell, or hold securities. As a rule of thumb, information that would directly or indirectly affect the market price of a security should generally be considered material. All relevant circumstances must be considered when determining whether an item of information is material. Materiality judgments should only be made in consultation with the NIMNA Compliance Team. If you have any doubt, please submit the information for a determination, since the consequences of erroneous failure to submit it could be very severe for NIMNA, for the issuer and for you.

Information about an issuer is “non-public” if it is not generally available to the investing public. Information received under circumstances indicating that it is not yet in general circulation and may be attributable, directly or indirectly, to the issuer or its insiders is likely to be deemed non-public information.

Receipt of Material Non-Public Information

Newton does not have internal information barriers between the various departments and as such, it is Newton’s default position to place a whole house block on a security when an employee is in possession of real or potential MNPI. A whole house block prevents all employees from trading, for the Firm and personal accounts, in a security and associated financial instruments based on that inside information.

However, where a security is widely held in Newton and is frequently traded across the house a decision may be made to not constrain trading, as this may result in a detriment to clients and ‘Ring fencing’ may be used as an alternative control. Ring-fencing may only be used in the following limited circumstances:

1.	Where preventing trading in an issuer is seen as inappropriate; and
2.	Where it is possible to ring fence the individuals who received the MNPI.

Where a ring fence is put in place the procedures are more onerous than for whole house wall-crossings. The usage of ring fencing must be approved by members of the compliance team who are designated as MNPI Coordinators. It is important that the number of insiders must be kept to a minimum and that disclosure to persons not involved in the transaction must be very strictly controlled. A record should be kept of all insiders; this is captured in the Newton MNPI Tool and the BNY Mellon Control Room systems.

Certain Newton employees may as part of the performance of their roles come into possession of MNPI; this policy has been put in place to prevent the flow of information among Newton and other BNY Mellon business units. The policy also seeks to prevent employees trading on the basis of MNPI and to remove the risk of any perceived impropriety if Newton employees trade in securities when another Newton employee is in receipt of MNPI.

Information Barriers and Reporting Inside Information

Newton seeks to optimize the extent to which each can share between its two global firms internally generated investment research, including substantial quantitative and qualitative company specific and macro analysis and internal research notes, including views and opinions of the sector research teams, with a view to enhancing the research and investment opportunities for all clients managed by one or more of the Newton affiliated entities. As such, Newton generally operates with no internal information barriers. There are, however, information barriers between Newton and BNY Mellon.

Certain NIMNA personnel may obtain MNPI in the normal course of business when conducting research of private investments. So long as the issuer or any affiliated entity is not a publicly traded security, the receipt of this information is typically permissible and does not need to adhere to the reporting requirements set forth in this policy if the information received is part of the research process. Any information received outside of the process or information related to an affiliated public company may need to adhere to these requirements. In these instances, contact the NIMNA compliance team to determine appropriate next steps.

When a counterparty contacts NIMNA with regards to possibly disclosing inside information, the broker should be directed to the MNPI Coordinators before any information is disclosed. The MNPI Coordinators will assess in conjunction with certain NIM and NIMNA investment personnel, whether Newton wishes to be wall-crossed.

If it is likely that the house will be made inside, one of the information barriers described below will need to be implemented.

‘Information barrier’ refers generally to the physical and technological barriers and the set of policies and procedures that separate employees to help prevent direct or indirect transmission of MNPI.

Information barriers are implemented in Newton by either a whole house or ring-fenced restrictions. The procedures are as follows:

●	Whole house restriction – the default position is a whole house restriction; a full trading block will be placed on the appropriate order management systems for all new orders. Orders that have already been sent through to the Trading team will be executed. The MNPI Coordinators will also contact the BNY Mellon Control Room in the Ethics Office to add the security to the restricted list to ensure no personal account trading can take place.
●	Ring-fenced restriction – if the MNPI Coordinators believe that a ring-fenced restriction is required, this decision must be signed off by the MNPI Coordinators; and the rationale as to why this procedure is appropriate must be documented. Once this decision has been, the Compliance Team will contact the BNY Mellon Control Room in the Ethics Office to add the security to the restricted list to ensure no personal account trading can take place. The BNY Mellon Control Room will contact the ring-fenced individuals directly to advise them that they have been added to the restricted list. In addition, Firm trading will be monitored to ensure that the anyone deemed an insider is not submitting orders or executing transactions of the restricted issuer.

●	Without the prior approval from the MNPI Coordinators, no employee of Newton may communicate potential MNPI to anyone including to any Newton employee or in any other BNY Mellon business unit. This prohibition applies to all potential MNPI and actual MNPI.

In order to avoid the inadvertent receipt of MNPI, employees of NIMNA should clearly identify their roles when meeting with a client, employees of the broader BNY Mellon or representative of other companies.

If a NIMNA employee receives information which they believe may be MNPI, whether or not he or she receives it inadvertently, he or she must immediately notify a member of the NIMNA Compliance Team. In no case shall the NIMNA employee recommend or effect a transaction in the subject security for client portfolios or personal accounts. Employees should not follow normal reporting lines or seek advice from anyone other than the Compliance Team. It is imperative that you contact the Compliance Team before doing anything else and before talking to anyone else. Any actions you take or discussions you have before talking to the Compliance Team could significantly limit the alternatives for dealing with the situation. Employees may not make materiality decisions; the NIMNA Compliance Team will, if appropriate in consultation with the BNY Mellon Legal department and other relevant personnel, determine if the information is MNPI.

If the information is deemed to be MNPI, the details of the information deemed to be MNPI, including the names of the employees and business units with access to this information, must be promptly reported to the BNY Mellon Control Room in the Ethics Office. Additionally, if the information is deemed to be MNPI, the NIMNA Compliance Team will advise as to appropriate steps and precautions to be taken, including, among other things, imposing trading restrictions on all or some NIMNA employees and potentially physically separating the employee or employees in possession of MNPI from other NIMNA employees. Under no circumstances should potential MNPI be shared by a NIMNA employee with anyone other than a member of the NIMNA Compliance Team without approval from a member of the NIMNA Compliance Team.

The MNPI Coordinator will typically inform the Investment Guideline team of the MNPI through the Newton MNPI Tool but may also communicate via email if necessary. The Investment Guideline team will place a block on the security at the ultimate issuer level which will block securities issued by that company. In addition to this, the MNPI Coordinators will inform the BNY Mellon Control Room so the security can be placed on the Newton MNPI restricted list and on the BNY Mellon Personal Trading Assistant (PTA) system.

The NIMNA Restricted List

The NIMNA Compliance Team in conjunction with the BNY Mellon Control Room maintains the NIMNA Restricted List. The Newton MNPI restricted list is highly confidential and is not systematically distributed to Newton employees in the investment function or elsewhere in the business and is not available on the intranet. No employee of Newton may disclose the contents of the Newton MNPI restricted list to any person including any other employee of another business unit of BNY Mellon without the prior approval of the MNPI Coordinators.

During the period that an issuer is on the NIMNA Restricted List, certain trading and solicitation restrictions or prohibitions will apply. If no period is specified, then the restrictions or prohibitions will apply indefinitely and until further notice. Restrictions typically include any or all of the following:

●	NIMNA employees may not trade securities of the issuer for their personal securities account or any employee- related accounts;
●	NIMNA employees may not recommend securities of the issuer to any customer or other person or solicit orders to trade the issuer’s securities; and/or
●	NIMNA employees may not recommend or trade securities of the issuer for any client account or BNY Mellon proprietary account.

Generally, securities of an issuer will remain on the NIMNA Restricted List until the MNPI received by NIMNA employees has become public or otherwise has become stale, or the NIMNA Compliance Team otherwise determines that trading may resume. Any questions concerning this policy should be directed to either NIMNA’s Chief Compliance Officer or Newton’s Global Head of Compliance.

In certain limited circumstances, a security may become restricted at the same time an order for that security is in the process of being filled. In this instance, NIMNA’s Chief Compliance Officer along with Global Head of Compliance and other relevant personnel will determine if it is appropriate to complete the execution of such orders.

Expert Networks and Value Add Consultants

Portfolio managers and research analysts sometimes use intermediaries (“Investment Research Consultants”) who provide access to a large array of experts, consultants, and other information sources. Such intermediaries have come under public scrutiny to determine whether they provide access to Inside Information through access to an issuer’s employees or others with inside knowledge of an issuer.

In addition, portfolio managers and research analysts may speak with individuals considered to be an expert or well versed in a particular topic that is conducted outside of an Expert Network.

Whenever dealing with information sources obtained through intermediaries or directly by NIMNA, NIMNA employees should be sensitive to possible receipt of Inside Information and must follow the process described herein if there is any possibility they have received Inside Information. Please also refer to the Expert Network and Value Add Consultants Policy for processes related to engaging experts directly or through a network.

NIMNA employees are prohibited from being engaged by an expert network firm as an expert or consultant.

Employees, Vendors and Other Potential Insiders

NIMNA employees should be sensitive to the receipt of Inside Information whenever they are talking to an issuer’s past or present employees, vendors or others who might have access to Inside Information. This applies whether access was established directly or through expert networks and whether the discussion is in the course of your duties or private.

BNY Mellon Information Barriers

BNY Mellon is committed to separating business units that are likely to receive MNPI from:

●	business units that trade assets on behalf of BNY Mellon or its clients; or,
●	otherwise restricting trading in the securities of issuers as to which business unit has the ability to possess MNPI.

This Insider Trading & Securities Firewall Policy supplements BNY Mellon’s Information Barriers Policy I-A-046 by creating an information barrier around Newton. This information barrier restricts the flow of information from Newton and its employees to other business units and employees of BNY Mellon and restricts the flow of potential MNPI among Newton employees. Newton is on the public side of the BNY Mellon firm-wide Securities Firewall, and its employees are in investment functions and relevant support functions (i.e., they are employees that trade in securities, provide investment advice and operational and distribution support or risk support).

For a comprehensive understanding of what is expected of Newton, this policy should be read along with the BNY Mellon Information Barriers Policy. In the event that the two policies appear to be in conflict, the Compliance Team should be consulted for further guidance.